Exhibit (a)(14)

Lincare Holdings Inc.

19387 U.S. 19 North

Clearwater, FL 33764

July 27, 2012

Dear Lincare Holdings Inc. 2009 Employee Stock Purchase Plan Participant:

You are receiving this letter as a participant in the Lincare Holdings Inc. 2009 Employee Stock Purchase Plan (the “ESPP”). As you may know, Lincare Holdings Inc. (the “Company”) entered into an Agreement and Plan of Merger dated as of July 1, 2012 (the “Merger Agreement”) among Linde AG, a stock corporation organized under the Laws of Germany, Linde US Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent, and the Company. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement. The ESPP and the Merger Agreement are both available to the public on the Securities and Exchange Commission’s internet site (http://www.sec.gov) and will be provided to you at your request.

Under the terms of the Merger Agreement, the ESPP has been suspended such that no new Offering Periods (as defined in the ESPP) will commence after the date of the Merger Agreement.

The current Offering Period under the ESPP commenced on June 1, 2012 and was previously scheduled to end on August 31, 2012 (the “Old Exercise Date”). However, the day immediately prior to the consummation of the tender offer under the Merger Agreement is anticipated to be August 7, 2012 (the “New Exercise Date”), which will be before the Old Exercise Date. As a result, each purchase right under the ESPP that is outstanding will be automatically exercised earlier than previously scheduled. On the New Exercise Date, your payroll deductions for the current Offering Period will be applied to the purchase of whole shares of Company Common Stock (subject to the provisions of the ESPP regarding the maximum number and value of shares purchasable per participant), and the purchase price per share will be the lesser of (i) $19.36 and (ii) 85% of the closing price per share of Company Common Stock as of the last trading day before the New Exercise Date (as such price is determined under the terms of the ESPP).

The ESPP will terminate following the exercise of the purchase rights described in the immediately preceding paragraph.

If you have questions, please feel free to contact              by phone at              or by email at             .

Sincerely,

Lincare Holdings Inc.

/S/ PAUL GABOS
Name: Paul Gabos
Title: Chief Financial Officer

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Purchaser’s tender offer for shares of Common Stock commenced on July 11, 2012, and, in connection with the tender offer, Parent and Purchaser filed a tender offer statement on Schedule TO with the SEC. The Company’s stockholders and optionholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 filed by the Company with the SEC because they contain important information about the proposed transaction. These documents are available at no charge on the SEC’s website (http://www.sec.gov). In addition, copies of the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement are available to all stockholders and optionholders of the Company by contacting the Company’s Investor Relations department at (727) 530-7700.

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